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                       HORIZON/CMS MAKES ANNOUNCEMENT

     ALBUQUERQUE, N.M., July 2/PRNewswire/ -- Horizon/CMS Healthcare Corporation (NYSE:HHC) today announced the resignation of Barry Portnoy, Gerard Martin, LeRoy Zimmerman and Robert Ortenzio from its Board of Directors. The Company said that a search for highly qualified independent candidates is now underway, and that it expects to name new Directors to its Board in the near future.

Both Mr. Portnoy and Mr. Martin joined the Board of Horizon/CMS following its 1994 acquisition of Greenery Rehabilitation Group, Inc., where Mr. Portnoy served as a Director and Mr. Martin served as Chairman and Chief Executive Officer. Mr. Ortenzio and Mr. Zimmerman joined the Board of Horizon/CMS following its 1995 acquisition of Continental Medical Systems, Inc. ("CMS"), where Mr. Zimmerman served as a Director and Mr. Ortenzio served as President. Mr. Ortenzio will relinquish his position as Executive Vice President of Horizon/CMS but will continue to serve as President and Chief Executive Officer of Horizon's wholly-owned

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subsidiary, CMS. Mr. Martin will continue to serve under an existing arrangement as a consultant to Horizon/CMS.

Neal Elliott, Chairman and Chief Executive Officer of Horizon/CMS Healthcare Corporation stated: "Each of these directors came to Horizon/CMS as a result of a major acquisition undertaken by the Company. The integration of these acquisitions is now complete, and we are using the occasion of their departures as an opportunity to restructure our Board by recruiting new, highly qualified independent directors to provide guidance and counsel as we lead the Company forward."

Horizon/CMS Healthcare Corporation is a leading provider of post acute health care services and long-term care services, principally in the Midwest, Southwest and Northeast regions of the United States. Horizon/CMS provides specialty health care services through 37 acute rehabilitation hospitals in 16 states (2,065 beds), 58 specialty hospitals and subacute care units in 17 states (1,905 beds), 186 outpatient rehabilitation clinics in 21 states and 2,618 rehabilitation therapy contracts in 38 states. Horizon/CMS provides long-term services through 120 owned or leased facilities (14,953 beds) and 140 managed facilities (15,848 beds) in a total of 19 states. Other medical services offered by the Company include pharmacy, laboratory, Alzheimer's care, physician practice management, non-invasive medical diagnostic services, home respiratory, home infusion therapy, and hospice care, and CompHealth, our physician/locum tenens services business which provides temporary physician and allied health professional staffing services throughout the United States.

CONTACT: Michael H. Seeliger, Vice President, Investor and Corporation Relations, 5O5-878-6351; or Dawn Dover or Michael Freitag of Kekst and Company, 212-593-2655